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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 981)

ESTABLISHMENT OF A JOINT VENTURE IN BEIJING, THE PRC

Reference is made to the Company’s announcement dated 15 May 2012 in relation to the non-legally binding cooperation framework document entered into among BJEIT, BDAC and SMIC Beijing on 15 May 2012, pursuant to which BJEIT, BDAC and SMIC Beijing proposed to establish jointly the Joint Venture Company in the PRC.

ESTABLISHMENT OF THE JOINT VENTURE

The Company is pleased to announce that, on 3 June 2013, the Company entered into the Joint Venture Agreement with SMIC Beijing, BIDIMC and ZDG in relation to the establishment of the Joint Venture Company (subject to the approval of the relevant PRC authorities). The Joint Venture Company will principally engage in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits. The Joint Venture Company will be located on the existing premises of SMIC Beijing in the Economic-Technological Development Area, Beijing, the PRC.

IMPLICATIONS OF THE LISTING RULES

This announcement is made pursuant to inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) of the Listing Rules.

The establishment of the Joint Venture Company is subject to, among other things, all necessary approvals and consents from the relevant PRC governmental and regulatory authorities, which may or may not be forthcoming. The transaction contemplated by the Joint Venture Agreement therefore may or may not proceed. Investors or prospective investors are advised to exercise caution in investing or dealing in the shares of the Company.

Reference is made to the Company’s announcement dated 15 May 2012 in relation to the non-legally binding cooperation framework document entered into among BJEIT, BDAC and SMIC Beijing on 15 May 2012, pursuant to which BJEIT, BDAC and SMIC Beijing proposed to establish jointly the Joint Venture Company in the PRC.

ESTABLISHMENT OF THE JOINT VENTURE

The Company is pleased to announce that, on 3 June 2013, the Company entered into the Joint Venture Agreement with SMIC Beijing, BIDIMC and ZDG in relation to the establishment of the Joint Venture Company (subject to the approval of the relevant PRC authorities). The Joint Venture Company will principally engage in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits. The Joint Venture Company will be located on the existing premises of SMIC Beijing in the Economic-Technological Development Area, Beijing, the PRC.

SUMMARY OF PRINCIPAL TERMS OF THE JOINT VENTURE AGREEMENT

Date

3 June 2013

The Parties

(a) the Company;

(b) SMIC Beijing;

(c) ZDG; and

(d) BIDIMC.

Business scope of the Joint Venture Company

The Joint Venture Company will principally engage in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits. It will be located on the existing premises of SMIC Beijing in the Economic-Technological Development Area, Beijing, the PRC. Following its establishment and depending on the environment in which the Joint Venture Company operates and market conditions, the Joint Venture Company is expected to establish and build up significant manufacturing capacity with a focus on 45-nanometer and finer technologies and aims to reach a manufacturing capacity of 35,000 wafers per month.

Total investment

The total investment is estimated to be US$3.59 billion (equivalent to approximately HK$27.93 billion). US$1.2 billion (equivalent to approximately HK$9.34 billion) of the total investment will be contributed by the parties in the form of registered capital, and the remaining amount is intended to be funded through the Joint Venture Company’s internal cash flow, shareholders’ further contribution to share capital, shareholders’ loan and/or bank loans. The contributions are to be made in cash or in kind over a period of time.

The Company and SMIC Beijing shall contribute 55% of the registered capital in an aggregate amount of US$660 million (equivalent to approximately HK$5.13 billion), ZDG and BIDIMC shall contribute 45% of the registered capital in an aggregate amount of US$540 million (equivalent to approximately HK$4.20 billion). The registered capital shall be made by the parties within two years from the establishment of the Joint Venture Company.

Funding to the Joint Venture Company in the form of shareholders’ further contribution to share capital or shareholders’ loan, if any, will be contributed as to 55% by the Company and SMIC Beijing, and as to 45% by ZDG and BIDIMC. In addition, the Joint Venture Company and the parties involved may seek debt financing on terms beneficial to the Joint Venture Company.

The progress of contributions by the parties to the Joint Venture Agreement may be adjusted by the Joint Venture Company in accordance with its actual operational needs. If a party does not fully make its relevant contribution by the timing required, until such contribution is fully made, the party may only enjoy its shareholder rights based on its proportional actual contribution. Each of the parties may transfer its rights to subscribe to the share capital and contribution obligations under the Joint Venture Agreement to its affiliates, subject to certain conditions.

The cash capital contribution from the Company will be funded by internal cash flow and, if necessary, other form of financing.

Board of Directors and General Management

The board of directors of the Joint Venture Company will comprise 5 directors. The Company and SMIC Beijing are together entitled to nominate 3 directors in total and ZDG is entitled to nominate 2 directors. BIDMIC is entitled to appoint an observer to sit in at the board meetings.

The Company will be responsible for managing the daily operations of the Joint Venture Company.

Other Terms

The term of operation of the Joint Venture Company will be 25 years from the date of the issue of its business license. The parties to the Joint Venture Agreement shall decide whether to extend the term of operation of the Joint Venture Company at least six months prior to the expiry date of the term of operation, subject to the approval of the relevant PRC authorities.

The Joint Venture Agreement will, after being agreed and signed by the parties, become effective on the day on which all necessary approvals and consents from the relevant PRC governmental and regulatory authorities have been obtained. The obligations of the parties under the Joint Venture Agreement are subject to compliance with applicable laws (including those of regulatory authorities (including the Stock Exchange)).

INFORMATION ON THE COMPANY AND SMIC BEIJING

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The Company also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

SMIC Beijing is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company.

INFORMATION ON ZDG

ZDG was established in 2010, by merging and restructuring the existing development units of Zhongguancun Science Park. It holds total assets of RMB 64,300 million and net assets of RMB 16,400 million. As an integrated and highly market-based business platform, its mission is to promote the Innovation Demonstration Zone, drive the hi-tech industry development. Its core businesses focus on investment, science and technology park developments and financial services. ZDG is an important carrier for Beijing Municipal government to build the Zhongguancun National Innovation Demonstration Zone with high standards, fulfill the strategic plan of developing Beijing as a “culturally enriched, technologically competitive and eco-friendly” city, and support the China's transition towards an innovative nation.

INFORMATION ON BIDIMC

BIDIMC is a company wholly owned by the State with capital contributed in full by Beijing State-owned Assets Management Co., Ltd. It is a novel investment management company established with the approval of the Beijing Municipal Government with the objective of bringing into play the government’s pivotal role in investing activities and ensuring scientific and efficient application of State-owned funds in fulfillment of the requirements of a Socialist market economy. BIDIMC aims to revitalise the modern manufacturing sectors in Beijing and facilitate structural realignment of the State-owned industrial economy in Beijing. Its investments are focused on selected key projects relating to the construction of industrial bases in the electronic information, modern equipment manufacturing sectors and other industries in Beijing.

IMPLICATIONS OF THE LISTING RULES

This announcement is made pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) of the Listing Rules

GENERAL

The establishment of the Joint Venture Company is subject to, among other things, all necessary approvals and consents from the relevant PRC governmental and regulatory authorities, which may or may not be forthcoming. The transaction contemplated by the Joint Venture Agreement therefore may or may not proceed. Investors or prospective investors are advised to exercise caution in investing or dealing in the shares of the Company.

DEFINITIONS

In this announcement the following words have the following meanings unless the context requires otherwise:

“BDAC”	means Beijing Economic-Technological Development Area Management Committee (

“BIDIMC”	means Beijing Industrial Developing Investment Management Co., Ltd. , a company incorporated in the PRC;

“BJEIT”	means Beijing Municipal Commission of Economy and Information Technology ;

“Company”

means Semiconductor Manufacturing International Corporation , a company incorporated in the Cayman Islands with limited liability and the shares and American depositary shares of which are listed on the Stock Exchange and the New York Stock Exchange, respectively;

“Directors”	means the directors of the Company;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Joint Venture Agreement”	means the joint venture agreement dated 3 June 2013 entered into among the Company, SMIC Beijing, ZDG and BIDIMC;

“Joint Venture Company”

means the joint venture company to be incorporated in the PRC pursuant to the Joint Venture Agreement to be named as , the equity capital of which will be owned as to 41.25% by SMIC Beijing, 13.75% by the Company, 40.5% by ZDG and 4.5% by BIDIMC;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	means the People’s Republic of China;

“SMIC Beijing”	means Semiconductor Manufacturing International (Beijing) Corporation a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“US$”	means United States dollar, the lawful currency of the United States; and

“ZDG”	means Zhongguancun Development Group a company incorporated in the PRC.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC

3 June 2013

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board and executive Director; Tzu-Yin Chiu as Chief Executive Officer and executive Director, Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his alternate) and Zhou Jie as non-executive Directors; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as independent non-executive Directors.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-

looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 15, 2013, especially in the "Risk Factors Related to Our Financial Condition and Business" and “Operating and Financial Review and Prospects” sections, and such other documents that the Company may file with the SEC or the Stock Exchange from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on the Company's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement. Except as may be required by law, The Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

* For identification only